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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 1 2002

SEC FILE NUMBER
8-27630

3/6/02 FV

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pryor, Counts & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1515 Market Street, Suite #819
(No. and Street)

Philadelphia,	PA	19102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Malcolmn D. Pryor (215) 569-0274
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

A.W. Guthman & Company, PC
(Name — *if individual, state last, first, middle name*)

1111A Route 9	Garrison,	NY	10524
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Malcolmn D. Pryor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pryor, Counts & Co., Inc., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chairman
Title

Notary Public

NOTARIAL SEAL
CATHERINE F. DOWNES, Notary Public
City of Philadelphia, Phila. County
My Commission Expires Dec. 6, 2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRYOR, COUNTS & CO., INC.
Financial Statements
and
Accountants' Report
For the Years Ended December 31, 2001 and 2000

PRYOR, COUNTS & CO., INC.
Audited Financial Statements
December 31, 2001 and 2000

TABLE OF CONTENTS

	Page
Accountants' Report	1
Balance Sheets	2
Statements of Income and Retained Earnings	3
Statements of Cash Flows	4
Notes to Financial Statements	5-9
Internal Control Letter	10
Supplementary Schedules	11-15

A. W. GUTHMAN & COMPANY

Certified Public Accountants

1111A Route 9
Garrison, New York 10524-0179
845-737-1994
Fax 845-737-0516

The Board of Directors
Pryor, Counts & Co., Inc.
Philadelphia, PA

We have audited the accompanying balance sheets of Pryor, Counts & Co., Inc. as of December 31, 2001 and 2000 and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes an assessment of the accounting principles used and significant estimates made by management, as well as an evaluation of the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pryor, Counts & Co., Inc. as of December 31, 2001 and 2000, the results of its operations, changes in shareholders equity, and cash flows for the years then ended in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 11 through 15 inclusive, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.



February 28, 2002

A.W. Guthman & Company

PRYOR, COUNTS & CO., INC.
Balance Sheets
As of December 31, 2001 and 2000

	2001	2000
ASSETS		
CURRENT ASSETS		
Cash (Note 2)	$ 74,169	$ 120,086
Money Market Funds	303,318	292,839
Accounts Receivable	24,105	33,282
Trading Inventory at Market Value	75,093	136,166
Prepaid Expenses	12,165	15,406
TOTAL CURRENT ASSETS	488,850	597,779
NON-CURRENT ASSETS		
Furniture, Equipment, and Leasehold Improvements, Less Accumulated Depreciation (Note 2)	20,885	33,241
Long Term Investments (Note 3)	207,839	207,839
Other Assets (Note 5)	2,129,478	1,931,086
TOTAL NON-CURRENT ASSETS	2,358,202	2,172,166
TOTAL ASSETS	$ 2,847,052	$ 2,769,945
LIABILITIES AND SHAREHOLDERS EQUITY		
CURRENT LIABILITIES		
Accounts Payable and Accrued Expenses	$ 292,280	$ 297,878
Income Taxes Payable	62,259	57,759
Subordinated Loans Payable (Note 6)	275,000	275,000
TOTAL CURRENT LIABILITIES	629,539	630,637
SHAREHOLDERS EQUITY		
Common Stock (Note 1)	50	50
Preferred Stock (Note 1)	4,000	4,000
Paid-In Capital	413,427	413,427
Retained Earnings	1,800,036	1,721,831
TOTAL SHAREHOLDERS EQUITY	2,217,513	2,139,308
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	$ 2,847,052	$ 2,769,945

See accompanying notes to financial statements.

PRYOR, COUNTS & CO., INC.
Statements of Income and Retained Earnings
For the Years Ended December 31, 2001 and 2000

REVENUE	2001	2000
Principal Transactions	$ 718,859	$ 557,534
Investment Banking	56,500	347,093
Commissions	659,541	2,070,727
Advisory Fees	76,393	24,308
Interest and Dividends	45,618	54,422
Other	135,634	62,629
TOTAL REVENUE	1,692,545	3,116,713
EXPENSES		
Salaries, Wages, and Fringe Benefits	986,005	1,554,003
Professional and Consultant Fees	106,780	917,299
Travel and Entertainment	60,541	103,883
Rent	145,753	170,086
Information Retrieval Services	78,614	157,658
Office Support	117,766	133,665
Insurances	1,778	17,360
Interest	28,902	66,121
Depreciation (Note 2)	12,356	76,404
Bad debts (Note 2)	50,000	13,208
Other	21,345	57,868
State and Local Taxes	4,500	20,400
TOTAL EXPENSES	1,614,340	3,287,955
INCOME BEFORE FEDERAL INCOME TAXES	78,205	(171,242)
Provision for Federal Income Taxes	-	-
NET INCOME (LOSS)	78,205	(171,242)
RETAINED EARNINGS - Beginning of Year	1,721,831	1,893,073
RETAINED EARNINGS - End of Year	$ 1,800,036	$ 1,721,831

See accompanying notes to financial statements.

PRYOR, COUNTS & CO., INC.
Statements of Cash Flows
For the Years Ended December 31, 2001 and 2000

	2001	2000
OPERATING ACTIVITIES		
Net Income (Loss)	$ 78,205	$ (171,242)
Adjustments to reconcile Net Income (Loss) to Net Cash Used in Operating Activities:		
Depreciation	12,356	76,404
Changes in Operating Assets and Liabilities:		
Decrease in Accounts Receivable	9,177	319,683
Decrease/Increase in Securities Inventory	61,073	(79,347)
Decrease in Prepaid Expenses	3,241	1,681
Decrease in Accounts Payable and Accrued Expenses	(5,598)	(169,127)
Decrease in Securities Sold, Not Yet Purchased	-	(8,031)
Increase in Income Taxes Payable	4,500	20,400
NET CASH PROVIDED/USED IN OPERATING ACTIVITIES	162,954	(9,579)
INVESTING ACTIVITIES		
Decrease in Loans to Officers	49,000	55,621
Increase in Money Market Funds	(10,479)	(274,550)
Increase in Long Term Investments	-	(4,500)
Increase in Other Assets	(194,686)	(25,824)
Increase in Due from Affiliated Companies	(52,706)	(59,038)
NET CASH USED IN INVESTING ACTIVITIES	(208,871)	(308,291)
FINANCING ACTIVITIES		
Decrease in Subordinated Loans Payable	-	(725,000)
NET DECREASE IN CASH	(45,917)	(1,042,870)
CASH - Beginning of Year	120,086	1,162,956
CASH - End of Year	$ 74,169	$ 120,086

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION

Pryor, Counts & Co., Inc., incorporated in the State of New York, is a registered broker-dealer subject to the regulations of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

As of December 31, 2001, the Company had 1,000 shares of $.05 par value common stock authorized, issued and outstanding. As of December 31, 2001, the Company also had 4,000 shares of $1 par value preferred stock (noncumulative, nonconvertible) authorized, issued and outstanding.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Assets, liabilities, income, and expenses are recorded on the accrual basis of accounting.

Principal Transactions

Profits and losses from security transactions are recorded on a trade date basis. Unrealized gains and losses from securities inventory are reflected in the statements of income and retained earnings under principal transactions.

Fixed Assets

Furniture and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line MACRS method. Such assets were comprised of the following as of December 31, 2001 and 2000.

Fixed Asset Category	2001	2000
Computer Equipment	$ 237,026	$ 237,026
Telephone and Other Office Equipment	99,804	99,804
Transportation Equipment	-	37,454
Office Furniture	281,871	281,871
Total Gross Fixed Assets	618,701	656,155
Less Accumulated Depreciation	(597,816)	(622,914)
Net Book Value	$ 20,885	$ 33,241

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Fixed Assets (Cont.)

During the year 2000, the Company wrote off $45,645 of unamortized leasehold improvements due to termination of its New York office lease. Such amount is included in depreciation expense.

Cash

As of December 31, 2000, the Company's certificates of deposit amounting to $52,000 were used as collateral for bank loans of certain employees and business associates. During 2001, the borrowers defaulted on their loans and the banks liquidated the certificates of deposit to recover the full amount of their losses.

Income Taxes

Income taxes, based on financial statement income (loss), were provided for at the appropriate state, local, and federal rates.

The Company has net operating loss carryovers of approximately $620,000 which fully expire by the year 2014.

Statements of Cash Flows

For the purposes of the statements of cash flows, the Company does not consider its money market funds to be cash equivalents. Interest paid during the years ended December 31, 2001 and 2000 amounted to $32,210 and $69,543, respectively. Income taxes paid in the years ended December 31, 2001 and 2000 amounted to zero for both years.

NOTE 3 - LONG TERM INVESTMENTS

Long term investments consisted of the following as of December 31, 2001 and 2000.

Description	2001	2000
Investment in Foreign Bank	$ 100,000	$ 100,000
Investment in Art	51,550	51,550
Other Long Term Investments	56,289	56,289
Total	$ 207,839	$ 207,839

NOTE 3 - LONG TERM INVESTMENTS (Cont.)

In 1993, the Company subscribed for 50 shares of Afreximbank for $500,000, payable in five equal installments. As of December 31, 2001, the Company's investment reflects its satisfaction of its first installment, leaving four installments to be paid upon demand. The terms of the subscription agreement, among others, provide that the stock certificates be issued upon payment of the final installment.

The Company's investment in modern paintings is recorded at cost.

NOTE 4 - DUE TO/FROM BROKERS

Balances shown as due from and due to brokers are current and result from the normal trading operations of the Company.

NOTE 5 - OTHER ASSETS

Other Assets included in the balance sheet as of December 31, 2001 and 2000 consisted of the following:

Description	2001	2000
Due from PMC Holdings, Inc. (see Note 7)	$ 1,188,029	$ 1,135,323
Due from Officers (see Note 7)	495,967	544,967
Other Receivables	215,461	197,925
Employee Loans	219,307	49,745
Escrow Deposits	10,714	3,126
Total	$ 2,129,478	$ 1,931,086

NOTE 6 - SUBORDINATED LOANS PAYABLE

For the purpose of meeting its net capital requirements, the Company maintains a subordinated loan agreement with a local bank which can not be repaid without the approval of the NASD.

Interest charged, which varies with the "Prime Rate," amounted to $24,884 and $27,816 for 2001 and 2000, respectively.

NOTE 7 - RELATED PARTY TRANSACTIONS

Amounts due from PMC Holdings, Inc. represent cash advances and expenses paid by the Company on behalf of PMC Holdings. Such amounts are non-interest bearing and due upon demand. For tax purposes, interest income and expense are imputed for the Company and PMC Holdings, Inc., respectively. PMC Holdings, Inc., owns 100% of the Company's preferred and common stock.

In March 1996, the Company's officers executed agreements providing that $443,624 of the total loans outstanding, be repaid over a period of four years with interest at 6.5% per annum. In 1999, such agreements were modified to defer the payment of principal only. Interest income from such loans, as reported in the statements of income, amounted to $28,836 for both 2001 and 2000.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Settled Litigation

In 1993, the Securities and Exchange Commission (SEC) began an investigation into the making of political contributions by municipal finance employees and the connection of such contributions to certain municipal underwritings. In December, 1998, the SEC announced that it had concluded its investigation and alleged that the Company had violated certain provisions of the Securities Exchange Act of 1934 and provisions of the Municipal Securities Rulemaking Board. The SEC also maintained that securities laws were violated by a current and former principal of the Company. On June 10, 1999, the Company's management filed a response outlining the factual and legal arguments for its opposition to such charges. Subsequently, the Company and the SEC staff negotiated a settlement agreement which was approved and formally documented by the SEC on February 6, 2002. The agreement provides that the Company agree to the following sanctions: a censure, an order that the Company cease and desist from violations of the securities law provisions allegedly violated by the Company and the payment of a $40,000 civil penalty. The Company agreed to the terms of the settlement without having to admit or deny any of the allegations made by the SEC.

NOTE 8 - COMMITMENTS AND CONTINGENCIES (Cont.)

Office Space

The Company's minimum lease commitment for rental of its Philadelphia office space is as follows:

2002	-	114,096
2003	-	119,873
2004	-	125,650
2005	-	131,427
2006	-	137,204
2007	-	106,152

The Company may cancel its lease effective September 30, 2004 or thereafter for a termination fee of $56,350, provided that the landlord is given at least twelve months notice prior to termination.

NOTE 9 - NET CAPITAL/RESERVE REQUIREMENTS

The Company is subject to the net capital rule adopted by the Securities and Exchange Commission, Rule 15c3-1, which requires that a registered broker-dealer's net capital, as defined, shall not fall below $100,000 or 6 2/3% of the total aggregate indebtedness, whichever is greater.

As of December 31, 2001, the Company had excess net capital of $2,461 and the ratio of indebtedness to net capital was 3.5.

The Company is exempt from the reserve requirements outlined in Securities and Exchange Commission, Rule 15c3-3, as all customer transactions are cleared through another broker-dealer on a fully disclosed basis (paragraph (k)(2)(ii)).

A. W. GUTHMAN & COMPANY

Certified Public Accountants

1111A Route 9
Garrison, New York 10524-0179
845-737-1994
Fax 845-737-0516

The Board of Directors
Pryor, Counts & Co., Inc.
Philadelphia, PA

We have made a study and evaluation of the system of internal accounting control of Pryor, Counts & Co., Inc. in effect at December 31, 2001. Our study and evaluation was conducted in accordance with standards established by the American Institute of Certified Public Accountants.

The management of Pryor, Counts & Co., Inc. is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may occur and may not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions, or that the degree of compliance with the procedures may deteriorate.

In our opinion, the system of internal accounting control of Pryor, Counts & Co., Inc. in effect at December 31, 2001, was sufficient to meet the objectives stated above insofar as those objectives pertain to the prevention or detection of errors or irregularities in amounts that would be material with respect to the financial statements.



February 28, 2002

A.W. Guthman & Company

PRYOR, COUNTS & CO., INC.
Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission
As of December 31, 2001

1)	Total Ownership Equity		$ 2,217,513
2)	Deduct Ownership Equity not Allowable for Net Capital		-
3)	Total Ownership Equity qualified for Net Capital		2,217,513
4)	Add:		
	Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital		275,000
5)	Total Capital and Allowable Subordinated Liabilities		2,492,513
6)	Deductions and/or Charges:		
	a)	Total Non-Allowable Assets included in the Balance Sheet	2,373,667
	b)	Secured Demand Note Deficiency	-
	c)	Commodity Futures Contracts and Spot Commodities - Proprietary Capital Charges	-
	d)	Other Deductions and/or Charges	-
	e)	Haircuts on Securities	16,385
		Total Deductions and/or Charges	2,390,052
7)	Net Capital		$ 102,461

PRYOR, COUNTS & CO., INC.
Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission (Cont'd)
As of December 31, 2001

Computation of Basic Net Capital Requirement:

8)	Minimum Net Capital Required (6 2/3% of Line 14)	$ 23,637
9)	Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	100,000
10)	Net Capital Requirement (Greater of Line 8 or 9)	100,000
11)	Excess Net Capital (Line 7, Less Line 10)	2,461
12)	Excess Net Capital at 1000% (Line 7, Less 10% of Line 14)	67,007
13)	Total A.I. Liabilities from Balance Sheet	354,539
14)	Total Aggregate Indebtedness	354,539
15)	Ratio of Aggregate Indebtedness to Net Capital (Line 14 divided by Line 7)	3.5

PRYOR, COUNTS & CO., INC.
Statement of Changes in Shareholders Equity
For the Year Ended December 31, 2001

	Preferred/ Common Stock	Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2001	$ 4,050	$ 413,427	$ 1,721,831	$2,139,308
Net Income	-	-	78,205	78,205
Balance at December 31, 2001	$ 4,050	$ 413,427	$ 1,800,036	$2,217,513

PRYOR, COUNTS & CO., INC.
Statement of Changes in Subordinated Liabilities
For the Year Ended December 31, 2001

Balance at January 1, 2001	$	275,000
Increases		-
Decreases		-
Balance at December 31, 2001	$	275,000

PRYOR, COUNTS & CO., INC.
Reconciliation of Net Capital Per Focus 11A
to Net Capital Per Audited Financial Statements
For the Year Ended December 31, 2001

Net Capital per Focus 11A		$ 188,066
Income and Expense Adjustments:		
Provision for state and local corporate income taxes	(59,859)	
Income accruals/accrual adjustments	39,578	
Various expense accruals and coding corrections	34,640	
Depreciation expense corrections	(12,356)	
Total Income and Expense Adjustments		2,003
Non-Allowable Asset Adjustments:		
Impact of income and expense adjustments above on non-allowable assets		(87,608)
Net Capital per Audited Financial Statements		$ 102,461